As filed with the Securities and Exchange Commission on April 25, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Unigene Laboratories, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	22-2328609
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

110 Little Falls Road

Fairfield, New Jersey 07004

(973) 882-0860

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Warren P. Levy

President

Unigene Laboratories, Inc.

110 Little Falls Road

Fairfield, New Jersey 07004

(973) 882-0860

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

James J. Marino, Esq.

Dechert LLP

PO Box 5218

Princeton, NJ 08543-5218

(609) 620-3200

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Shares To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
Common Stock, par value $.01 per share	3,184,713 shares	$1.80	$5,732,483.40	$674.71

(1)	Such number represents the aggregate of (i) 2,123,142 shares of common stock, par value $.01 per share of the registrant and, pursuant to Rule 416 under the Securities Act of 1933, as amended, such indeterminable number of shares of common stock as are required to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments, and (ii) 1,061,571 shares of common stock issuable upon the exercise of a warrant to purchase the registrant’s common stock.
(2)	Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) on the basis of the average of the bid and ask sale prices for the common stock on April 21, 2005 as reported on the OTC Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated April 25, 2005

Prospectus

UNIGENE LABORATORIES, INC.

3,184,713 Shares of Common Stock

Under this prospectus, the selling stockholder named in the “Selling Stockholder” section of this prospectus may offer and sell up to 3,184,713 shares of our common stock, as described in the “Common Stock and Warrant” section of this prospectus. We will not receive any of the proceeds from the sale of the common stock by the selling stockholder.

Our common stock is quoted in the OTC Bulletin Board under the symbol “UGNE.” On April 18, 2005, the last reported closing price of our common stock was $1.84 per share.

You should read this prospectus carefully before you invest. Please refer to “ Risk Factors Related to our Business” on page 2 of this prospectus for a discussion of the material risks involved in investing in the shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this prospectus is             , 2005.

ABOUT THIS PROSPECTUS

This prospectus contains information about us and our shares of common stock being offered by this prospectus. In addition, as described below in the section entitled “Where You Can Find More Information,” we have filed and plan to continue filing other documents with the SEC that contain information about us and our common stock. These other documents are incorporated by reference in this prospectus. Before you decide to invest in common stock being offered by this prospectus, you should read this prospectus and the other documents we file with the SEC.

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely upon it. The selling stockholder is offering to sell these securities only in jurisdictions where the offer and sale are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our financial condition, results of operations or prospects may have changed since that date.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should carefully read the entire prospectus and the documents incorporated by reference into this prospectus, especially the risks in investing in our common stock discussed under “Risk Factors Related to Our Business,” before making an investment decision.

OVERVIEW

Unigene is a biopharmaceutical company engaged in the research, production and delivery of small proteins, referred to as peptides, that have demonstrated or may have potential medical use. We have a patented manufacturing technology for producing many peptides cost-effectively. We also have patented oral and nasal delivery technologies that have been shown to deliver medically useful amounts of various peptides into the bloodstream. Our primary focus has been on the development of calcitonin and other peptide products for the treatment of osteoporosis and other indications. We have licensed worldwide rights to our manufacturing and delivery technologies for oral parathyroid hormone, which we refer to as PTH, to GlaxoSmithKline, or GSK. We have also licensed in the United States our nasal calcitonin product, which we have trademarked as Fortical®, to Upsher-Smith Laboratories, Inc., or USL. Both of these products are being developed for the treatment of osteoporosis. We have also licensed worldwide rights to our patented manufacturing technology for the production of calcitonin to Novartis Pharma AG, or Novartis. We have an injectable calcitonin product that is approved for sale in the European Union and in Switzerland for osteoporosis indications. We have the facilities, subject to our continuing ability to remain in compliance with current Good Manufacturing Practice guidelines, referred to as cGMP, and the technology for manufacturing calcitonin and PTH.

On April 7, 2005, we completed the sale of a total of 2,123,142 shares of our common stock and a common stock purchase warrant to purchase up to 1,061,571 shares of our common stock at an exercise price per share of $1.77 to Fusion Capital Fund II, LLC, or Fusion, in a private placement pursuant to a common stock purchase agreement for gross proceeds to us of $3 million. We refer to the 2,123,142 shares of common stock sold to Fusion as purchase shares and the 1,061,571 shares of common stock issuable upon the exercise of the warrant as warrant shares.

CORPORATE INFORMATION

Our principal executive offices are located at 110 Little Falls Road, Fairfield, New Jersey 07004. Our telephone number is (973) 882-0860. Our website is http://www.unigene.com. We do not intend the information found on our website to be a part of this prospectus.

R ISK FACTORS RELATED TO OUR BUSINESS

Any investment in shares of our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information presented in this prospectus before deciding to invest in the shares of our common stock covered by this prospectus. If any of the risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We have significant historical losses and may continue to incur losses in the future.

We have incurred annual losses since our inception. As a result, at December 31, 2004, we had an accumulated deficit of approximately $108,000,000. Our gross revenues for the years ended December 31, 2004, 2003 and 2002 were $8,400,000, $6,024,000, and $2,658,000, respectively. However, our revenues have not been sufficient to sustain our operations. Revenue for 2004 consisted primarily of milestone revenue from GSK and calcitonin sales to Novartis. Revenue for 2003 consisted primarily of milestone payments from USL and GSK and PTH sales to GSK. Revenue for 2002 consisted primarily of revenue from GSK for our development activities and for sales of bulk PTH. As of March 1, 2005, we have three material revenue generating license agreements. Our injectable calcitonin product has been approved for commercial sale in a number of European countries, but we do not anticipate that these sales will produce significant revenues in the near-term. During the years ended December 31, 2004, 2003 and 2002, we have incurred losses from operations of $5,344,000, $6,224,000 and $8,496,000, respectively. Our net losses for the years ended December 31, 2004, 2003 and 2002 were $5,941,000, $7,398,000 and $6,337,000, respectively. We believe that to achieve profitability we will require at least the successful commercialization of our nasal calcitonin or oral PTH products or another oral peptide product in the U.S. and abroad. We might never be profitable.

Our independent registered public accounting firm has added an explanatory paragraph to their audit opinions issued in connection with the financial statements for each of the years ended December 31, 2004, 2003 and 2002 relative to the substantial doubt about our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We may require additional funding to sustain our operations, and our ability to secure additional financing is uncertain.

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to limit some or all of our research and development programs and related operations, curtail commercialization of our product candidates and, ultimately, cease operations. Our future capital requirements will depend on many factors, including:

•	our ability to obtain U.S. Food and Drug Administration, or FDA, approval for Fortical;

•	the achievement of milestones in our Novartis, GSK and USL agreements;

•	continued scientific progress in our discovery and research programs;

•	progress with preclinical studies and clinical trials;

•	the magnitude and scope of our discovery, research and development programs;

•	our ability to maintain existing, and establish additional, corporate partnerships and licensing arrangements;

•	our partners’ ability to sell and market our products;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in expanding and maintaining our production facility;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•	the potential need to develop, acquire or license new technologies and products;

•	the continued ability to refinance demand loans from Jay Levy, Ronald Levy and Warren Levy; and

•	other factors beyond our control.

We had cash flow deficits from operations of $1,220,000, $4,632,000 and $1,315,000 for the years ended December 31, 2004, 2003 and 2002, respectively. We believe that we will generate financial resources to apply toward funding our operations through the achievement of milestones in the Novartis, GSK and USL agreements, through the sale of PTH to GSK, or through sales of Fortical after FDA approval. However, if we are unable to obtain FDA approval or achieve these milestones and sales, or are unable to obtain FDA approval or achieve the milestones and sales on a timely basis, we would need additional funds to continue our operations. Our April 2005 private placement with Fusion has provided us with $3,000,000, which is equivalent to approximately three months of working capital. If we are unable to achieve milestones or sales under our existing agreements or enter into a significant revenue generating research, license or distribution agreement or financing arrangement, we would need to significantly curtail our operations. We also could consider a sale or merger of Unigene.

We may need additional funds from financing or other sources to fully implement our business, operating and development plans. We sold 2,123,142 shares of our common and a five-year common stock purchase warrant to purchase up to 1,061,571 shares of our common stock at an exercise price of $1.77 per share to Fusion for gross proceeds of $3,000,000. The sale of our common stock by Fusion could cause the price of our common stock to decline. If our stock price declines, we may be unable to raise additional funds through the sale of our common stock to others. If we are able to sell shares of our common stock, the sales could result in significant dilution to our stockholders.

We believe that satisfying our long-term capital requirements will require at least the successful commercialization of one of our peptide products. However, our products may never become commercially successful.

Some of our executives have made loans to us, some of which are in default, and are entitled to remedies available to a secured creditor, which gives them a priority over the holders of our common stock.

Some of our executives have made loans to us under promissory notes in the aggregate principal amount of $10,553,323, of which a total of $4,843,323, plus accrued interest, is in default. Our obligations under these promissory notes are secured by, among other things, mortgages upon all of the real property we own and pledges of substantially all of our assets. If we become insolvent or are liquidated, or if payment under the promissory notes is accelerated, the holders of the promissory notes will be entitled to exercise the remedies available to a secured lender under applicable law which would entitle them to full repayment before any funds could be paid to our shareholders.

Most of our products are in early stages of development and we may not be successful in our efforts to develop a calcitonin, PTH or other peptide product that will produce revenues sufficient to sustain our operations.

Our success depends on our ability to commercialize a calcitonin, PTH or other peptide product that will produce revenues sufficient to sustain our operations. Most of our products are in early stages of development and we may never develop a calcitonin, PTH or other peptide product that makes us profitable. We have a contractual joint venture with Shijiazhuang Pharmaceutical Group, a pharmaceutical company in the People’s Republic of China, or SPG, which may never generate significant profits. Our ability to achieve profitability is dependent on a number of factors, including our ability to complete development efforts, obtain regulatory approval for our product candidates, and commercialize successfully those product candidates or our technologies. We believe that the development of more desirable formulations is essential to expand consumer acceptance of peptide pharmaceutical products. However, we may not be successful in our development efforts, or other companies may develop such products, or superior products, before we do.

We may not be successful in our efforts to gain regulatory approval for our products and, if approved, the approval may not be on a timely basis.

Even if we are successful in our development efforts, we may not be able to obtain the necessary regulatory approval for our products. The FDA must approve the commercial manufacture and sale of pharmaceutical products in the United States. Similar regulatory approvals are required for the sale of pharmaceutical products outside of the United States. We entered into a contractual joint venture agreement in China with SPG. The contractual joint venture may not be able to obtain regulatory approval in China. Although we have received regulatory approval in the European Union and Switzerland for the sale of our injectable calcitonin product, none of our products have been approved for sale in the United States, and our products may never receive the approvals necessary for commercialization. We must conduct further human testing on certain of our products before they can be approved for commercial sale. Any delay in receiving, or failure to receive, these approvals would adversely affect our ability to generate product revenues.

All of our clinical trials for nasal calcitonin have been completed although, as with any pharmaceutical application, the FDA could require additional trials as a condition to marketing approval which could delay the product release or, if such studies were unsuccessful, the FDA could reject the product. A New Drug Application, or NDA, was filed in March 2003. The FDA accepted the NDA for review in May 2003. In January 2004 we announced the receipt of an approvable letter from the FDA. The letter is an official communication from the FDA indicating that the agency is prepared to approve the NDA upon the finalization of the labeling and the resolution of specific remaining issues, including the submission of additional information and data. We have filed all additional information and data requested to date by the FDA, and such information and data is currently under review. However, during this review process additional questions or concerns may be raised by the FDA which could delay the product approval. A Citizen’s Petition, which typically requests the FDA to reconsider its decisions, was filed on January 9, 2004 on behalf of an anonymous party subsequent to the announcement of our receipt of the FDA approvable letter. Using certain assumptions, the petition questioned the FDA’s ability to grant approval for any recombinant calcitonin product that primarily relies on clinical markers of bone cell activity. In July 2004, the FDA sent a response to the petitioner stating that the FDA had not yet made a decision on the petition and it is continuing to review the issues raised by the petitioner.

We may not be successful in efficiently manufacturing or commercializing our products.

If any of our products are approved for commercial sale, we will need to manufacture the product in commercial quantities at a reasonable cost in order for it to be a successful product that will generate profits. Because of our limited clinical, manufacturing and regulatory experience and the lack of a marketing organization, we are likely to rely on licensees or other parties to perform one or more tasks for the commercialization of pharmaceutical products. We may incur additional costs and delays while working with these parties, and these parties may ultimately be unsuccessful in the commercialization of a product.

We have made a substantial investment in our production facility which we may need to upgrade or expand in order to manufacture some of our products in commercial quantities required by our corporate partners.

We have constructed and are operating a facility intended to produce calcitonin, PTH and other peptides. This facility has been inspected by European regulatory authorities who have determined that we were in compliance with the then-current European good manufacturing practice guidelines for the manufacture of calcitonin for human use, and we have also passed a pre-approval inspection conducted by the FDA for Fortical. The risks associated with this facility include the failure to achieve targeted production and profitability goals, the development by others of superior processes and products, and the absence of a market for products produced by the facility. We have upgraded our manufacturing facility in order to expand our fill line in anticipation of the launch of our nasal calcitonin product. However, the successful commercialization of any of our other products may require us to make additional expenditures to expand or upgrade our manufacturing operations. We may be unable to make these capital expenditures when required.

We are dependent on partners for the commercial development of our products and currently have only three significant license agreements.

We do not currently have, nor do we expect to have in the near future, sufficient financial resources and personnel to develop and market our products on our own. Accordingly, we expect to continue to depend on large pharmaceutical companies for revenues from sales of products, research sponsorship and distribution of our products.

The process of establishing partnerships is difficult and time-consuming. Our discussions with potential partners may not lead to the establishment of new partnerships on favorable terms, if at all. If we successfully establish new partnerships, the partnerships may never result in the successful development of our product candidates or the generation of significant revenue. Management of our relationships with these partners would require:

•	significant time and effort from our management team;

•	coordination of our research with the research priorities of our corporate partners;

•	effective allocation of our resources to multiple projects; and

•	an ability to attract and retain key management, scientific, production and other personnel.

We may not be able to manage these relationships successfully.

We currently have significant license agreements with Novartis worldwide for the production of calcitonin, with GSK worldwide for oral PTH and with USL in the United States for nasal calcitonin. We are pursuing additional opportunities to license, or enter into distribution arrangements for, our oral and injectable calcitonin products, our nasal calcitonin product outside of the United States, China and Greece as well as other possible peptide products. However, we may not be successful in any of these efforts.

In June 2000, we entered into a joint venture agreement with SPG for the manufacture and distribution of injectable and nasal calcitonin products in China and possibly, with our approval, other selected Asian markets, for the treatment of osteoporosis. The contractual joint venture began operations in March 2002; sales of its injectable calcitonin product began in April 2002, using SPG’s existing license. Initial sales will be used by the contractual joint venture to offset startup costs. Therefore, we expect that the contractual joint venture’s initial net income or loss will be immaterial to our overall results of operations. We have entered into distribution agreements for our injectable formulation of calcitonin in the United Kingdom, Ireland and Israel. We also have entered into a license agreement in Greece for nasal calcitonin. To date, we have not received material revenues from these agreements and may never do so.

Because we are a biopharmaceutical company, our operations are subject to extensive government regulations.

Our laboratory research, development and production activities, as well as those of our collaborators and licensees, are subject to significant regulation by federal, state, local and foreign governmental authorities. In addition to obtaining FDA approval and other regulatory approvals for our products, we must obtain approvals for our manufacturing facility to produce calcitonin, PTH and other peptides for human use. The regulatory approval process for a pharmaceutical product requires substantial resources and may take many years. In addition, in China, where we have signed a joint venture agreement, we are required to receive government approval in order to obtain a business license and obtain our official status as a Chinese joint venture. Our inability to obtain approvals or delays in obtaining approvals would adversely affect our ability to continue our development program, to manufacture and sell our products, and to receive revenue from milestone payments, product sales or royalties.

The FDA or other regulatory agencies may audit our production facility at any time to ensure compliance with cGMP guidelines. These guidelines require that we conduct our production operation in strict compliance with our established rules for manufacturing and quality controls. Any of these agencies can suspend production operations and product sales if they find significant or repeated changes from these guidelines. A suspension would likely cause us to incur additional costs or delays in product development.

If our products receive regulatory approval, our competitors would include large pharmaceutical companies with superior resources.

We are engaged in developing pharmaceutical products, which is a rapidly changing and highly competitive field. To date, we have concentrated our efforts primarily on products to treat one indication — osteoporosis. Like the market for any pharmaceutical product, the market for treating osteoporosis has the potential for rapid, unpredictable and significant technological change. Competition is intense from specialized biotechnology companies, major pharmaceutical and chemical companies and universities and research institutions. We currently have no products approved for sale in the United States. If we are successful in obtaining approval for one of our products, our future competitors will have substantially greater financial resources, research and development staffs and facilities, and regulatory experience than we do. Major companies in the field of osteoporosis treatment include Novartis, Wyeth, Merck, Eli Lilly, Aventis and Procter and Gamble. We believe that we may be able to compete with these companies due both to our partnerships with GSK and USL and to our patented technologies. Any one of these potential competitors could, at any time, develop products or a manufacturing process that could render our technology or products noncompetitive or obsolete.

Our success depends upon our ability to protect our intellectual property rights.

We filed applications for U.S. patents relating to proprietary peptide manufacturing technology and oral and nasal formulations that we have invented in the course of our research. Our most important U.S. manufacturing and delivery patents expire from 2016 to 2021. To date, nine U.S. patents have been issued and other applications are pending. We have also made patent application filings in selected foreign countries and thirty-nine foreign patents have been issued with other applications pending. We face the risk that any of our pending applications will not be issued as patents. In addition, our patents may be found to be invalid or unenforceable. Our business also is subject to the risk that our issued patents will not provide us with significant competitive advantages if, for example, a competitor were to independently develop or obtain similar or superior technologies. To the extent we are unable to protect our patents and patent applications, our investment in those technologies may not yield the benefits that we expect.

We also rely on trade secrets to protect our inventions. Our policy is to include confidentiality obligations in all research contracts, joint development agreements and consulting relationships that provide access to our trade secrets and other know-how. However, parties with confidentiality obligations could breach their agreements causing us harm. If a secrecy obligation were to be breached, we may not have the financial resources necessary for a legal challenge. If licensees, consultants or other third parties use technological information independently developed by them or by others in the development of our products, disputes may arise from the use of this information and as to the ownership rights to products developed using this information. These disputes may not be resolved in our favor and could materially impact our business.

Our technology or products could give rise to product liability claims.

Our business exposes us to the risk of product liability claims from human testing, manufacturing and sale of pharmaceutical products. The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims even if our products are not actually at fault for causing an injury. Furthermore, our products may cause, or may appear to cause, adverse side effects or potentially dangerous drug interactions that we may not learn about or understand fully until the drug is actually manufactured and sold. Product liability claims can be expensive to defend and may result in large judgments against us. Even if a product liability claim is not successful, the adverse publicity, time, and expense involved in defending such a claim may interfere with our business. We may not have sufficient resources to defend against or satisfy these claims. We currently maintain $10,000,000 in product liability insurance coverage. However, this amount may not be sufficient to protect us against losses or may be unavailable in the future on acceptable terms, if at all.

We have financial obligations under our current and former joint venture agreements in China.

An NDA for injectable and nasal calcitonin products was filed in China in the third quarter of 2003. Approval of our NDA in China may require a review of two years or more. Under the terms of the joint venture agreement in China with SPG, we are obligated to contribute up to $405,000 in cash after approval of its Chinese NDA and up to an additional $495,000 in cash within two years thereafter. However, these amounts may be reduced or offset by our share of the entity’s profits, if any. As of December 31, 2004, we contributed $37,500 to the existing contractual joint venture.

In addition, we are obligated to pay to the Qingdao General Pharmaceutical Company, our former joint venture partner in China, an aggregate of $350,000 in monthly installment payments of $5,000 in order to terminate this joint venture, of which $75,000 is remaining as of December 31, 2004.

We may be unable to retain key employees or recruit additional qualified personnel.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical, production and managerial personnel. There is intense competition for qualified personnel in our business. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, production and managerial personnel in a timely manner would harm our research and development programs and our business.

Dr. Warren Levy and Dr. Ronald Levy have been our principal executive officers since our inception. We rely on them for their leadership and business direction. Each of them has entered into an agreement with us providing that he shall not engage in any other employment or business for the period of his employment with us and will not engage in a competing business for one year following termination. However, each of them is only bound by his respective employment agreement to provide services for a one-year term. The loss of the services of either of these individuals could significantly delay or prevent the achievement of our scientific and business objectives.

The market price of our common stock is volatile.

The market price of our common stock has been, and we expect it to continue to be, highly unstable. Factors, including our announcement of technological improvements or announcements by other companies, regulatory matters, research and development activities, new or existing products or procedures, signing or termination of licensing agreements, concerns about our financial condition, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, and public concern over the safety of activities or products have had a significant impact on the market price of our stock. We expect such factors to continue to impact our market price for the foreseeable future. In addition, potential dilutive effects of future sales of shares of Unigene common stock by us or our stockholders, including sales by Fusion and by the exercise and subsequent sale of Unigene common stock by the holders of outstanding and future warrants and options, could have an adverse effect on the price of our stock.

Our common stock is classified as a “penny stock” under SEC rules, which may make it more difficult for our stockholders to resell our common stock.

Our common stock is traded on the OTC Bulletin Board. As a result, the holders of our common stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it was listed on a stock exchange or quoted on the Nasdaq National Market or the Nasdaq Small-Cap Market. Because Unigene common stock is not traded on a stock exchange or on Nasdaq, and the market price of the common stock is less than $5.00 per share, the common stock is classified as a “penny stock.” Rule 15g-9 of the Securities Exchange Act of 1934, as amended, imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” These include the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock could adversely affect the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

The sale of our common stock to Fusion will cause dilution and the sale of the shares of common stock acquired by Fusion could cause the price of our common stock to decline.

The 2,123,142 shares of common stock sold to Fusion under this offering will be freely tradeable when this registration statement becomes effective. Upon the effectiveness of this registration statement, the 1,061,571 warrant shares will also be freely tradeable once the warrant is exercised by Fusion. All other shares sold under the previous common stock purchase agreements with Fusion are freely tradable. Fusion may sell none, some, or all of the shares of common stock purchased from us at any time. Depending upon market liquidity at the time, a sale of shares under the common stock purchase agreement at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. Subsequent sales of these shares in the open market by Fusion may also have the effect of lowering our stock price, thereby increasing the number of shares issuable under the common stock purchase agreement and consequently further diluting our outstanding shares.

The exercise of warrants and other issuances of shares will likely have a dilutive effect on our stock price.

As of April 7, 2005, there were outstanding warrants to purchase 1,976,073 shares of our common stock, all of which are currently exercisable at an average exercise price of $1.51 per share. The exercise of warrants at prices below the market price of our common stock could adversely affect the price of our common stock. Additional dilution may result from the issuance of shares of our common stock in connection with collaborations or licensing agreements or in connection with other financing efforts.

If provisions in our stockholder rights plan or Delaware law delay or prevent a change in control of Unigene, we may be unable to consummate a transaction that our stockholders consider favorable.

On December 20, 2002, we adopted a stockholder rights plan. This stockholder rights plan increases the costs that would be incurred by an unwanted third party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding common stock. The plan is designed to assure our board of directors a full opportunity to review any proposal to acquire us. However, the plan could prolong the take-over process and, arguably, deter a potential bidder. These provisions apply even if the offer may be considered beneficial by some stockholders, and a takeover bid otherwise favored by a majority of our stockholders might be rejected by our board of directors. In addition, specific sections of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements regarding us and our business, financial condition, results of operations and prospects. Such forward-looking statements include those which express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. We have based these forward-looking statements on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include statements about the following: our financial condition, competition, our dependence on other companies to commercialize, manufacture and sell products using our technologies, the uncertainty of results of animal and human testing, the risk of product liability and liability for human trials, our dependence on patents and other proprietary rights, dependence on key management officials, the availability and cost of capital, the availability of qualified personnel, changes in, or the failure to comply with, governmental regulations, the delay in obtaining or the failure to obtain regulatory approvals for our products and other factors discussed in this prospectus.

Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this registration statement. Factors that could cause or contribute to differences in results and outcomes include, without limitation, those discussed in “Risk Factors” above, such as uncertain revenue levels, rapidly changing technologies, stock price volatility, and other factors as discussed elsewhere in this registration statement.

We urge you to carefully read and consider the disclosures found in this registration statement. Readers are urged not to place undue reliance on any forward-looking statements, which speak only as of the date of this registration statement, and any of which may turn out to be wrong due to inaccurate assumptions, unknown risks, uncertainties or other factors. We undertake no obligation to (and expressly disclaim any such obligation to) revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this registration statement.

USE OF PROCEEDS

We will not receive any proceeds from the resale of common stock by the selling stockholders and covered by this prospectus. See the “Selling Stockholders” section of this prospectus for more information.

COMMON STOCK AND WARRANT

On April 7, 2005, we completed the sale of a total of 2,123,142 shares of our common stock and a common stock purchase warrant to purchase up to 1,061,571 shares of our common stock at an exercise price per share of $1.77 to Fusion in a private placement pursuant to a common stock purchase agreement for gross proceeds to us of $3 million.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share. As of April 7, 2005 there were 81,936,166 shares of common stock outstanding and held of record by approximately 554 stockholders.

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Holders of common stock are entitled to ratably receive dividends as may be declared by the board of directors out of funds legally available therefor. We have never paid and we do not anticipate declaring or paying any cash dividends on shares of our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, the holders of common stock then outstanding are entitled to share ratably in our assets remaining after the payment of liabilities. All shares of common stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and nonassessable.

On December 30, 2002, pursuant to a rights agreement, we distributed common stock purchase rights to shareholders of record as a dividend at the rate of one right for each share of common stock. Each right entitles the holder to purchase from us one ten-thousandth of a share of common stock at an exercise price of $4.00 per right. Initially the rights are attached to the common stock and are not exercisable.

The rights become exercisable and will separate from the common stock:

•	ten calendar days after a person or group acquires beneficial ownership of fifteen percent or more of our common stock, or

•	ten business days (or a later date following such announcement as determined by our Board of Directors) after the announcement of a tender offer or an exchange offer to acquire fifteen percent or more of our outstanding common stock.

The rights are redeemable for $.00001 per right at the option of the Board of Directors at any time prior to the close of business on the tenth calendar day after a person or group acquires beneficial ownership of fifteen percent or more of our common stock. If not redeemed, the rights will expire on December 30, 2012. Prior to the date upon which the rights would become exercisable under the rights agreement, our outstanding stock certificates will represent both the shares of common stock and the rights, and the rights will trade only with the shares of common stock.

Generally, if the rights become exercisable, then each stockholder, other than the stockholder whose acquisition has caused the rights to become exercisable, is entitled to purchase, for the exercise price, that number of shares of common stock that, at the time of the transaction, will have a market value of two times the exercise price of the rights. In addition, if, after the rights become exercisable, we are acquired in a merger or other business combination, or fifty percent or more of our assets, cash flow or earning power are sold, each right will entitle the holder to purchase, at the exercise price of the rights, that number of shares of common stock of the acquiring company that, at the time of the transaction, will have a market value of two times the exercise price of the rights.

The rights plan is intended to improve the ability of our Board of Directors to protect the interests of Unigene and our stockholders in the event of an unsolicited proposal to acquire a significant interest in Unigene.

Warrants

The new Fusion warrant to purchase 1,061,571 shares of our common stock at an exercise price per share of $1.77, subject to certain anti-dilution adjustment provisions, expires five years from issue on April 7, 2010 and contains certain cashless-exercise provisions. The warrant is exercisable immediately. There are additional warrants outstanding to purchase 914,502 shares of our common stock, all of which are exercisable immediately, at an average exercise price per share of $1.21.

SELLING STOCKHOLDER

We sold a total of 2,123,142 shares of our common stock and a warrant to purchase 1,061,571 shares of our common stock at an exercise price per share of $1.77 to the selling stockholder in a private placement pursuant to a common stock purchase agreement for gross proceeds of $3 million. We have agreed to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), providing for the resale of the purchase shares and warrant shares.

We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the purchase shares and warrant shares for resale by the selling stockholder and to meet this obligation. We have agreed to use our best efforts to maintain an effective registration statement for the period beginning with the effectiveness of the registration statement of which this prospectus forms a part and ending with the earlier of (i) the date as of which the selling stockholder may sell all of the purchase shares and warrant shares without restriction pursuant to Rule 144(k) under the Securities Act (or successor thereto), or (ii) the date on which the selling stockholder has sold all of the purchase shares and warrant shares.

The following table sets forth certain information known to us regarding the shares of our common stock held and to be offered from time to time by the selling stockholder as of April 7, 2005 and as adjusted to give effect to the sale of the purchase shares and warrant shares offered hereby. The following table states the maximum number of shares the selling stockholder may offer under this prospectus assuming that (i) the selling stockholder chooses to sell all of the purchase shares and (ii) the selling stockholder exercises its entire warrant and sells all of the warrant shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See the “Plan of Distribution” section of this prospectus, which follows. We cannot assure you that the selling stockholders will sell any or all of the shares.

	Ownership Before Offering			Common Shares that May Be Sold Pursuant to the Offering	Ownership After Offering (2)
Name of Selling Stockholder	Common Shares		Percent of Common Shares Held (1)		Common Shares	Percent of Common Shares Held
Fusion Capital Fund II, LLC	7,434,713	(3)	8.9%	3,184,713	4,250,000	5.1%

*	Less than 1.00%.
(1)	Both the numerator and the denominator of the fraction used to arrive at this percentage include the number of warrant shares held by the selling stockholder whose percent of common shares held is being calculated.
(2)	These figures assume that all purchase shares and warrant shares have been sold.
(3)	This number includes 2,123,142 purchase shares and 1,061,571 shares of our common stock issuable upon the exercise of the warrant.

Neither the selling stockholder nor any of its affiliates has held a position or office with us. This is our third financing transaction with Fusion. The first transaction began pursuant to a common stock purchase agreement in May 2001 and ended in November 2003. Under this first common stock purchase agreement, through November 2003, we raised a total of $8,955,418 through the sale of 21,000,000 shares of common stock to Fusion. The second transaction began pursuant to a common stock purchase agreement in October 2003 and ended in April 2005. Under this second common stock purchase agreement, through April 7, 2005, we raised a total of approximately $5,900,000 through the sale of 6,165,188 shares of common stock to Fusion.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus and, if applicable, any prospectus supplements, may be offered and sold from time to time in one or more transactions by the selling stockholder, which term includes their transferees, pledges or donees or other successors in interest. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholder has represented that at no time prior to the date of the common stock purchase agreement has the selling stockholder engaged or effected, in any manner whatsoever, directly or indirectly, any short sale of our common stock or hedging transaction, which establishes a net short position with respect to our common stock. We do not know of any arrangements by the selling stockholders for the sale of any of the shares. The shares of common stock may be sold by one or more of the following means of distribution:

•	on any of the U.S. securities exchanges or quotation services where shares of our common stock are listed or quoted at the time of sale, including the OTC Bulletin Board where our common stock is listed as of the date of this prospectus;

•	in the over-the-counter market in accordance with the rules of Nasdaq;

•	in transactions other than transactions on the exchanges or quotation services or in the over-the counter market described above;

•	in negotiated transactions or otherwise, including an underwritten offering;

•	by pledge or by grant of a security interest in the shares to secure debts and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	a block trade in which the broker-dealer so engaged will attempt to sell shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	short sales;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	a combination of any of the above transactions; or

•	any other method permitted pursuant to applicable law.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. In addition, any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, underwriters, broker-dealers or agents engaged by the selling stockholder may arrange for other underwriters, broker-dealers or agents to participate. The selling stockholder and any underwriters, broker-dealers or agents who participate in the distribution of these shares may be deemed to be “underwriters” under the Securities Act. If the selling stockholder is an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholder may sell its shares at market prices prevailing at the time of sale, at varying prices at the time of sale, at negotiated prices or at fixed prices. The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of the shares of common stock to be made directly or through agents.

The selling stockholder may sell its shares directly to purchasers or may use underwriters, broker-dealers or agents to sell its shares. Underwriters, broker-dealers or agents who sell the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or they may receive compensation from purchasers of the shares for whom they acted as agents or to whom they sold the shares as principal, or both. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share. To the extent that these broker-dealers are unable to do so acting as agent for the selling stockholder, they may purchase as principals any unsold shares at the price required to fulfill the broker-dealers’ commitment to the selling stockholder. Broker-dealers who acquire shares as principals may thereafter resell these shares from time to time in transactions on any of the U.S. securities exchanges or quotation services where our common stock is listed or quoted, in the over-the counter market, in negotiated transactions or by a combination of these methods of sale or otherwise. These transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above. Moreover, these transactions may be at market prices prevailing at the time of sale or at negotiated prices and, in connection with these resales, these broker-dealers may pay to or receive from the purchasers of these shares commissions as described above.

From time to time, the selling stockholder may pledge, hypothecate or grant a security interest in some or all of the shares owned by it. The pledges, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of the selling stockholder’s shares offered under this prospectus will decrease as and when the selling stockholder takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, the selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

The selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, and the broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers or other financial institutions. The selling stockholder may enter into options or other transactions with broker-dealers or other financial institutions that involve the delivery of the shares offered hereby to the broker-dealers or other financial institutions, who may then resell or otherwise transfer those shares pursuant to this prospectus. The selling stockholder also may loan or pledge the securities offered hereby to a broker-dealer, and the broker-dealer may sell the loaned shares offered hereby pursuant to this prospectus or upon a default may sell or otherwise transfer the pledged shares offered hereby pursuant to this prospectus. In addition, under the securities laws of some states, the shares of common stock may be sold in these states only through registered or licensed brokers or dealers.

We have agreed to indemnify the selling stockholder, and its members, officers, directors, partners, employees, agents and representatives or any affiliate or person, if any, who controls the selling stockholder, against specified liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The selling stockholder has agreed, severally and not jointly, to indemnify us, our directors, each of our officers who signed the registration statement (of which this prospectus is a part), and each person, if any, who controls us within the meaning of the Securities Act, against certain liabilities, including liabilities under the Securities Act or the Exchange Act.

We have agreed to maintain the effectiveness of the registration statement until the earlier of the following registration termination dates:

•	the time that all of the shares of common stock covered by this registration statement are sold; or

•	the time that all of the shares of common stock covered by this registration statement may be sold without restriction pursuant to Rule 144(k) of the Securities Act.

We have agreed to pay all reasonable expenses (other than sales or brokerage commissions and legal fees and disbursements of counsel to the selling stockholder), incurred in connection with preparing and filing the registration statement, any amendments to the registration statement, this prospectus and any prospectus supplements as well as with filings or qualifications relating to such registration statement.

In addition, we have agreed that we will provide to the selling stockholder an amendment or supplement to the registration statement, if necessary.

We have advised Fusion that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

We cannot assure you that the selling stockholder will sell all or any of the common stock offered under the registration statement.

LEGAL OPINION

Dechert LLP, Princeton, New Jersey, will pass on the validity of the shares of common stock offered hereby.

EXPERTS

The financial statements of Unigene Laboratories, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, incorporated by reference in this registration statement and prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement and any other materials that we file with the SEC may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains all information filed electronically by us, including reports, proxy and information statements. The address of the SEC’s website is http://www.sec.gov.

We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register with the SEC the shares of common stock being offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The historical and future information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. The documents incorporated by reference contain important information about us, our business and our finances.

The documents that we are incorporating by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004 (SEC file 000-16005);

•	Current Reports on Form 8-K filed with the SEC on January 5, 2005, February 11, 2005, March 2, 2005 and April 13, 2005 (SEC file 000-16005); and

•	The description of our common stock contained in a Form 8-A registration statement filed with the SEC on December 23, 2002 (SEC file 000-16005).

Any documents that we file pursuant to Sections 13(a), 13(c), 14 or 15 of the Exchange Act after the date of this prospectus but before the end of the selling stockholder’s resale of the securities covered by this prospectus will also be considered to be incorporated by reference.

If you request, either orally or in writing, we will provide you with a free copy of any or all documents which are incorporated by reference into the document. You should address written requests to Warren Levy, President and Chief Executive Officer, 110 Little Falls Road, Fairfield, New Jersey 07004, (973) 882-0860.

UNIGENE LABORATORIES, INC.

3,184,713 Shares of Common Stock

PROSPECTUS

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table shows the expenses to be paid by Unigene Laboratories, Inc. in connection with of the issuance and distribution of the securities offered hereby:

Securities and Exchange Commission registration fee	$674.71
Legal fees and expenses	17,500
Printing and engraving expenses	1,000
Accounting fees and expenses	5,500
Miscellaneous	0

Total	$24,674.71

All of the amounts shown are estimates, except for fees payable to the Securities and Exchange Commission.

Item 15. Indemnification of Directors and Officers.

Unigene is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Unigene’s Certificate of Incorporation, as amended, provides that no director shall be liable to Unigene or its stockholders for monetary damages for breach of his fiduciary duty as a director. However, a director will be liable for any breach of his duty of loyalty to Unigene or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, any transaction from which the director derived an improper personal benefit, or payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law.

Item 16. List of Exhibits.

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description
5.1	Opinion of Dechert LLP regarding the legality of securities being registered.

23.1	Consent of Dechert LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2	Consent of Grant Thornton LLP.

24.1	Powers of Attorney (included on signature page).

Item 17. Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to its Certificate of Incorporation, as amended, its By-laws, as amended, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Fairfield, New Jersey, on this 25th day of April 2005.

UNIGENE LABORATORIES, INC.

BY:	/s/ Warren P. Levy, Ph.D.
Warren P. Levy, Ph.D.
President, Chief Executive Officer and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Warren P. Levy, Ph.D., President, Chief Executive Officer and Director, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ J. Thomas August J. Thomas August	Director	April 25, 2005

/s/ Allen Bloom, Ph.D Allen Bloom	Director	April 25, 2005

/s/ Robert F. Hendrickson Robert F. Hendrickson	Director	April 25, 2005

/s/ Jay Levy Jay Levy	Director	April 25, 2005

/s/ Ronald S. Levy, Ph.D. Ronald S. Levy, Ph.D.	Director	April 25, 2005

/s/ Warren P. Levy, Ph.D. Warren P. Levy, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	April 25, 2005

/s/ Marvin L. Miller Marvin L. Miller	Director	April 25, 2005

/s/ William J. Steinhauer, C.P.A. William J. Steinhauer, C.P.A.	Vice President of Finance (Principal Financial and Accounting Officer)	April 25, 2005

UNIGENE LABORATORIES, INC.

REGISTRATION ON FORM S-3

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Dechert LLP regarding the legality of securities being registered.

23.1	Consent of Dechert LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2	Consent of Grant Thornton LLP.

24.1	Powers of Attorney (included on signature page).